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Follow-Up Materials


05009022

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS:

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-6 FISCAL YEAR:

(03/94)

EBRD

12-31-04



EUROPEAN BANK
for Reconstruction and Development

Income statement and balance sheet

for the year ended

31 December 2004

Income Statement

For the year ended 31 December 2004

	Year to 31 December 2004 € million	Year to 31 December 2003 € million
Interest and similar income		
From loans	**302.1**	297.4
From fixed-income debt securities and other interest	**236.9**	219.6
Interest expense and similar charges	**(222.9)**	(199.5)
Net interest income	**316.1**	317.5
Net fee and commission income	**17.6**	8.9
Dividend income from share investments	**53.2**	52.2
Financial operations		
Net profit on the sale of share investments	**122.4**	155.9
Net profit on dealing activities and foreign exchange	**28.0**	13.1
Fair value movement on non-qualifying hedges	**4.8**	10.3
Operating income	**542.1**	557.9
General administrative expenses	**(143.1)**	(141.8)
Depreciation	**(16.4)**	(16.2)
Operating profit before provisions	382.6	399.9
Provisions for impairment	**(84.9)**	(21.7)
Net profit for the year	297.7	378.2

Balance Sheet

At 31 December 2004

	€ million	31 December 2004 € million	€ million	31 December 2003 € million
Assets				
Placements with and advances to credit institutions	**684.5**		2,164.8	
Collateralised placements	**1,752.8**		1,464.6	
Debt securities	**6,125.7**		5,971.1	
		8,563.0		9,600.5
Other assets				
Derivative financial instruments	**2,622.0**		2,736.1	
Other	**709.6**		467.5	
		3,331.6		3,203.6
Loans and share investments				
Loans	**7,725.8**		6,803.4	
Less: Provisions for impairment	**(507.5)**		(465.1)	
		7,218.3		6,338.3
Share investments	**3,196.1**		2,611.2	
Less: Provisions for impairment	**(544.3)**		(593.3)	
		2,651.8		2,017.9
Net loans and share investments		**9,870.1**		8,356.2
Intangible assets		**18.1**		19.1
Property, technology and office equipment		**13.6**		18.4
Paid-in capital receivable		**567.7**		847.5
Total assets		**22,364.1**		22,045.3
Liabilities				
Borrowings				
Amounts owed to credit institutions	**913.3**		1,111.9	
Debts evidenced by certificates	**12,965.6**		13,111.2	
		13,878.9		14,223.1
Other liabilities				
Derivative financial instruments	**677.9**		926.0	
Other	**824.6**		709.9	
		1,502.5		1,635.9
Total liabilities		**15,381.4**		15,859.0
Members' equity				
Subscribed capital	**19,789.5**		19,789.5	
Callable capital	**(14,592.8)**		(14,592.8)	
Paid-in capital		**5,196.7**		5,196.7
Reserves and retained earnings		**1,786.0**		989.6
Total members' equity		**6,982.7**		6,186.3
Total liabilities and members' equity		**22,364.1**		22,045.3
Memorandum items				
Undrawn commitments		**5,179.2**		5,664.9

European Bank
for Reconstruction and Development

EMBARGOED FOR RELEASE AT
12:00 (GMT) THURSDAY 10 MARCH 2005

Contact: Jeff Hiday
Tel: +44 20 7338 7805
Email: HidayJ@ebrd.com

EBRD investment tops €4 billion in record 129 projects

The EBRD committed more money (€4.1 billion) in more investments (129) than ever in 2004 as its increasing focus on the poorest countries in which it operates led to financing many smaller projects. Disbursements rose by more than 60 per cent to €3.4 billion, also a record.

While most investment (47 per cent) was in south-eastern Europe, the Caucasus and central Asia – reflecting the Bank's continuing efforts to extend its operations further east and south – business was also strong in Russia and central Europe.

New investments brought clean running water to Khujand, Tajikistan, improved energy efficiency at a Russian ammonia plant, helped finance an oil pipeline linking Azerbaijan with Turkey, prepared FYR Macedonia's electricity company for privatisation, and financed new buses in Kaunas, Lithuania – one of the eight central European countries to join the European Union last year.

The EBRD attracted more commercial and official co-financing than ever before. Commercial lenders, export credit agencies and other international financial institutions invested €5.4 billion alongside the EBRD, or double the previous year's level. Net cumulative business volume – all committed loans, equity and other investments over the past 14 years – rose to €25.3 billion from €22.7 billion. Combined with funds from outside investors, the Bank has mobilised financing commitments with a total project value of €78.5 billion.

The Bank's net profit after provisions was €297.7 million, compared with 2003's record €378.2 million, following a lower profit on the sale of share investments and a rise in provisions against possible losses. Steven Kaempfer, Vice President, Finance, said the Bank's business significantly exceeded operational and financial targets in 2004, reflecting the performance of staff as well as the strength of the region's economic performance and financial markets. He said the Bank's pipeline of potential new projects is robust across the region, but noted that the Bank's plans to finance more projects in poorer countries will almost certainly entail greater risk.

Net profit on the sale of share investments, a naturally volatile figure, fell to €122.4 million from €155.9 million a year ago, while dividend income from the equity portfolio rose to €53.2 million from €52.2 million, contributing to a net profit from Banking activities of €218.0 million (2003: €311.9 million). The net profit for Treasury activities rose to €79.7 million from €66.3 million. Administrative expenditures were flat within a budget which has remained below zero real growth for 11 years, while provisions against possible losses rose to €84.9 million from €21.7 million a year earlier, in large part because high disbursements boosted the size of the Bank's operating assets.

The results include a €4.8 million credit (2003: €10.3 million credit) for non-qualifying hedges. The Bank's reserves increased from €989.6 million at the end of 2003 to €1.8 billion at the end of 2004, primarily reflecting the net profit for the year and an increase in the fair value of the Bank's listed share investments. At 31 December 2004 the EBRD had authorised capital of €20 billion and paid-in capital and reserves of €7 billion.

Financial highlights

€ million – All figures audited	2004	2003	2002	2001	2000
Operating profit before provisions	382.6	399.9	294.7	294.7	327.1
Provisions for losses	(84.9)	(21.7)	(186.6)	(137.6)	(174.3)
Net profit	297.7	378.2	108.1	157.2	152.8
Paid-in capital	5,197	5,197	5,197	5,197	5,186
Total assets	22,364	22,045	20,112	20,947	21,290

- Net profit from Banking operations €218.0 million vs €311.9 million in 2003.
- Net profit from Treasury operations €79.5 million vs €66.3 million in 2003.
- Provisioning charges (general portfolio and specific) €84.9 million vs €21.7 million in 2003.
- Provisions for Banking operations stood at €1.1 billion, or 10.7% of disbursed outstanding loans and share investments, compared with €1.1 billion, or 12.1%, at year-end 2003.
- Reserves €1.8 billion vs €989.6 million at year-end 2003.
- Adopted "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), which is being adopted by other international financial institutions and represents international best practice for internal controls.

Operational highlights

€ million – All figures audited	2004	2003	2002	2001	2000
Annual business volume	4,133	3,721	3,899	3,656	2,673
Net cumulative business volume	25,323	22,668	21,647	20,219	16,553
Total project value	78,542	68,490	69,163	67,765	58,502
Portfolio	15,324	14,766	14,576	14,160	12,218
Operating assets (excluding fair value adjustments)	10,145	9,102	9,102	8,838	7,563
Annual gross disbursements	3,398	2,105	2,419	2,442	1,464

Note: Figures for 2000-2003 are as reported for those years. They do not reflect subsequent changes due to exchange rates, cancellations, syndications or restructuring. Portfolio is net disbursements plus undrawn commitments of the Bank. Operating assets are net disbursements.

- €4.13 billion of new business, including 129 projects, with €3.4 billion of disbursements – all record figures
- Geographic distribution: €1.93 billion, or 47%, committed to early and intermediate transition countries (2003: €1.45 billion); €1.24 billion, or 30%, to Russia (2003: €1.1 billion); and €960 million, or 23%, to advanced transition countries (2003: €1.17 billion).
- Total cumulative project value of EBRD investments now stands at €33.9 billion in the advanced countries, €28.5 billion in the early/intermediate, and €16.1 billion in Russia.
- New investments made in each of the Bank's 27 countries of operations
- Private-sector share of investments rose to 86% in 2004 from 79% a year earlier.
- Proportion of equity investments rose to 17% from 12%
- New Early Transition Country (ETC) Initiative saw combined level of investment in Armenia, Azerbaijan, Georgia, Kyrgyz Republic, Moldova, Tajikistan and Uzbekistan rise to €378 million (€93 million excluding big oil and gas projects) from €84 million in 2003. Number of projects rose to 18 from 10.
- 85% of new investments in 2004 are expected to have a "good" or "excellent" impact on the transition process in future. Of completed projects evaluated in 2004, 73% achieved this rating.
- Extended 330,000 loans (vs 200,000 in 2003) amounting to some €1.4 billion through lending programmes for micro and small enterprises. MSE programme has now provided more than 800,000 loans in total, worth more than €3.5 billion.
- Commercial institutions provided €3.5 billion and official institutions provided €1.9 billion in co-financing in 2004
- Donors led by EU, US, Japan, Netherlands and Canada also contributed €82 million for technical cooperation activities.

EBRD commitments by country

Country	2004 Number of signed projects	2004 Commitments € million	2004 % of total EBRD investments	Cumulative Number of signed projects	Cumulative Commitments € million	Cumulative % of total EBRD investments
Albania	2	62.0	1.5	17	223.3	0.9
Armenia	1	5.3	0.1	7	88.1	0.3
Azerbaijan	6	213.6	5.2	22	458.6	1.8
Belarus	0	23.6	0.6	7	161.2	0.6
Bosnia and Herzegovina	3	97.6	2.4	17	348.6	1.4
Bulgaria	6	232.3	5.6	52	1,001.4	4.0
Croatia	3	98.5	2.4	54	1,310.0	5.2
Czech Republic	3	80.8	2.0	45	996.5	3.9
Estonia	1	22.6	0.5	44	467.6	1.8
FYR Macedonia	4	80.3	1.9	24	376.1	1.5
Georgia	2	77.5	1.9	21	242.6	1.0
Hungary	3	259.1	6.3	68	1,739.8	6.9
Kazakhstan	8	245.9	5.9	37	1,027.8	4.1
Kyrgyz Republic	2	29.6	0.7	16	144.7	0.6
Latvia	0	3.2	0.1	24	284.8	1.1
Lithuania	2	52.4	1.3	29	434.3	1.7
Moldova	2	11.8	0.3	22	157.4	0.6
Poland	8	292.9	7.1	136	3,063.6	12.1
Romania	13	401.1	9.7	87	2,531.4	10.0
Russia	37	1,238.5	30.0	210	5,874.7	23.2
Serbia and Montenegro	10	142.2	3.4	33	662.6	2.6
Slovak Republic	2	103.1	2.5	41	999.8	3.9
Slovenia	1	51.0	1.2	26	552.3	2.2
Tajikistan	2	6.7	0.2	7	29.2	0.1
Turkmenistan	0	0.1	0.0	5	117.0	0.5
Ukraine	7	267.4	6.5	64	1,519.2	6.0
Uzbekistan	3	34.0	0.8	24	509.5	2.0
	129	**4,133.1**	**100.0**	**1,140**	**25,322.3**	**100.0**

Note: Financing for regional projects has been allocated to the relevant countries. Table refers to projects signed, but not yet necessarily disbursed, by the EBRD. Project numbers do not add properly because of rounding; sub-projects signed under framework agreements are counted as fractional numbers.

###

The EBRD, owned by 60 countries and two intergovernmental institutions, aims to foster the transition from centrally planned to market economies in central and eastern Europe and the Commonwealth of Independent States.

Notes to editors:

The balance sheet and profit-and-loss account are available upon request. Where applicable, the following euro exchange rates, as of 31 December 2004, were used in the preparation of the financial statements: £0.7071, US$1.3648 and Y139.7555.

The EBRD classifies its countries of operations by their progress in transition towards a market economy (Russia is treated separately):

- *Early/Intermediate:* Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Serbia and Montenegro, FYR Macedonia, Georgia, Kazakhstan, Kyrgyz Republic, Moldova, Romania, Tajikistan, Turkmenistan, Ukraine, Uzbekistan.
- *Advanced:* Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovak Republic, and Slovenia.

The EBRD's Annual Meeting will be held in Belgrade, 22-23 May. *Visit the EBRD's website at:* www.ebrd.com